UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2014
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2014

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Renasant Bank 401(k) Plan
Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of Renasant Bank's 401(k) Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The schedule of assets (held at end of year) as of and for the year ended December 31, 2014, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Memphis, Tennessee
June 29, 2015

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

Assets
Interest-bearing cash	$—	$16

Investments, at fair value
Mutual Funds	34,451,009	32,318,345
Collective trust funds	—	1,963,573
Separately managed accounts	44,515,369	31,830,903
Renasant Corporation common stock	21,768,653	22,333,579
Total investments	100,735,031	88,446,400

Receivables
Company contributions	7,153,516	5,427,386
Participant contributions	—	72
Notes receivable from participants	1,517,919	158,586
Total receivables	8,671,435	5,586,044

Total assets	109,406,466	94,032,460

Liabilities
Other liabilities	59,971	55,605
Total liabilities	59,971	55,605

Net assets available for benefits	$109,346,495	$93,976,855

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013

Investment income
Interest	$27,858	$6,197
Dividends	1,405,381	1,007,519
Net appreciation in fair value of investments	1,091,186	16,983,528
Total investment income	2,524,425	17,997,244

Contributions
Company	7,153,516	5,427,386
Participants	4,970,999	4,018,236
Rollovers	7,294,175	1,211,148
Other	44	14
Total Contributions	19,418,734	10,656,784

Other deductions
Benefits paid to participants	6,576,628	3,354,185
Certain deemed distributions	21,303	9,603
Corrective distributions	77,042	56,732
Total other deductions	6,674,973	3,420,520

Transfers from affiliated plans	101,454	107,639

Net increase in net assets available for benefits	15,369,640	25,341,147

Net assets available for benefits:
Beginning of year	93,976,855	68,635,708

End of year	$109,346,495	$93,976,855

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan
The following brief description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.
General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiaries Renasant Bank and Renasant Insurance, Inc. (collectively referred to herein as the “Company”).
Eligibility: Common law employees of the Company, other than employees subject to a collective bargaining agreement, non-resident aliens, temporary and seasonal workers, are immediately eligible to participate in the Plan.
Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan agreement. Any deferrals in excess of applicable IRS limits are distributed to the Participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Net Assets Available for Benefits. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.
Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain plan limits and statutory limits, including Internal Revenue Service (“IRS”) annual deferral limits.
The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. The Company also makes nondiscretionary profit sharing contributions for eligible participants equal to 5% of his or her compensation and 5% of compensation in excess of the current Social Security wage base.
Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in the prior The Peoples Bank & Trust Company Money Purchase Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Company contributions are made and allocated to their respective accounts at the end of the Plan year for those participants who (a) are employed on the last day of the Plan Year and are credited with 1,000 Hours of Service during such year, or (b) die or become Disabled during the Plan Year, or (c) reach their Early Retirement Date or Normal Retirement Date, whether or not employed on the last date of the Plan Year. No additional contributions are allocated to money purchase accounts.
Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day.
The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.
Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching and nondiscretionary Company contributions and money purchase accounts vest under a six-year graduated schedule as presented below:

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Forfeitures: Forfeitures of non-vested Company contributions are used to reduce future Company contributions. There were forfeitures pending in the amount of $212,253 and $104,067 at December 31, 2014 and 2013, respectively.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan (continued)
Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account which are paid in the form of an annuity, unless a participant otherwise elects. Benefits are recorded when paid.
Administrative Expenses: The Plan sponsor pays the direct costs of the plan, including legal, audit, custodial and recordkeeping fees.
Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant's accounts and bear interest at 1% over the Prime Rate published in the Wall Street Journal on the first business day of the month before the loan is originated. The interest is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.
Note B – Summary of Significant Accounting Policies
Basis of Accounting: The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note H, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.
Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon applicable law and are included in the Statements of Changes in Net Assets Available for Benefits under the line item “Certain deemed distributions.”
Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2014 but prior to the issuance of these financial statements that would have a material impact on its financial statements.
Note C – Related Party Transactions
Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.
Certain of the Plan’s investments are managed funds consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these funds bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note D – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note E – Tax Status
The Plan obtained its latest determination letter on February 22, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
The Plan had no uncertain tax positions at December 31, 2014 or 2013. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2011 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.
Note F – Plan Termination
Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.
Note G – Investments
The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2014 or 2013, were as follows:

	2014		2013
	Number of Units	Fair Value	Number of Units	Fair Value
Renasant Corporation common stock	752,459	$21,768,653	709,904	$22,333,579
Renasant Bank Moderate Growth Plan (2)	797,123	12,324,838	763,366	11,282,347
Renasant Bank Conservative Growth Plan (2)	1,122,468	16,549,458	716,552	10,082,847
Metropolitan West Total Return Bond – I (1)	448,904	4,893,051	497,092	5,244,319
Vanguard Total Stock MKT IDX Signal (1)	—	—	124,641	5,616,308
Renasant Bank Aggressive Growth Plan (2)	442,027	7,103,756	372,272	5,774,434
Renasant Bank Growth Fund (2)	365,592	5,769,928	309,230	4,691,275
Vanguard Total Stock MRK Index-Admiral	125,822	6,492,419	—	—

(1) Investment option did not represent 5% or more of the Plan net assets at December 31, 2014.
(2) Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940.

The Renasant Bank Income Fund was classified as a separately managed account for the 2014 plan year. The Renasant Bank Income Fund was classified as a collective trust fund in the 2013 plan year.

The Plan's investments, including gains and losses on investments bought and sold, as well as investments held during the year, appreciated and (depreciated) in value as follows:

Renasant Bank 401(k) Plan
Notes to Financial Statements

	2014	2013
Appreciation in fair value of investments:
Mutual funds	$1,136,390	$4,706,841
Collective trust fund	102,619	115,279
Separately managed accounts	1,651,277	3,337,407
Renasant Corporation common stock	(1,799,100)	8,824,001
Net appreciation in fair value of investments	$1,091,186	$16,983,528

Note H – Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).
The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:
Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective trust fund and separately managed accounts: These investments are valued based on the market value of the underlying investments. The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds which are then adjusted to apply any applicable expense factor.
Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year.
The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2014 and 2013:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
December 31, 2014
Mutual funds	$34,451,009	—	—	$34,451,009
Collective trust fund	—	—	—	—
Separately managed accounts	—	44,515,369	—	44,515,369
Renasant Corporation common stock	21,768,653	—	—	21,768,653
	$56,219,662	44,515,369	—	$100,735,031

December 31, 2013
Mutual funds	$32,318,345	—	—	$32,318,345
Collective trust fund	—	1,963,573	—	1,963,573
Separately managed accounts	—	31,830,903	—	31,830,903
Renasant Corporation common stock	22,333,579	—	—	22,333,579
	$54,651,924	$33,794,476	$—	$88,446,400

SUPPLEMENTAL SCHEDULE

RENASANT BANK 401(k) PLAN
EIN 64-0220550
PLAN 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	Dodge & Cox	International Stock Fund	***	$2,094,689
	Franklin	Small Cap Value Adv	***	469,789
	Vanguard	Small Cap Growth Index Admiral	***	1,764,291
	Vanguard	Large Cap Index ADM	***	60,711
	Vanguard	Mid Cap Index ADM	***	366,249
	Vanguard	Small Cap Index Fund Admiral	***	1,768,547
	Vanguard	Total Stock MRK Index Admiral	***	6,492,419
	Oppenheimer	International Small Co Y	***	1,547,557
	American Beacon	Mid Cap Value Instl	***	1,586,520
	Wells Fargo	Advantage Discovery R6	***	2,042,314
	Investco	Comstock Y	***	2,901,383
	Wells Fargo	Advantage Prem LG CO GR - I	***	3,579,727
	Baird	Core Plus Bond Inst	***	177,508
**	Great-West Financial	Institutional High Yield Bond Fund	***	954,802
	Metropolitan West	Total Return Bond - I	***	4,893,051
**	Great-West Financial	Prime Obligations Fund - IS	***	3,751,452
				34,451,009

	Separately managed accounts (fund of funds)
*/**/****	Great-West Financial	Renasant Bank Income Fund	***	2,767,389
*/**	Great-West Financial	Renasant Bank Conservative Growth Plan	***	16,549,458
*/**	Great-West Financial	Renasant Bank Moderate Growth Plan	***	12,324,838
*/**	Great-West Financial	Renasant Bank Growth Plan	***	5,769,928
*/**	Great-West Financial	Renasant Bank Aggressive Growth Plan	***	7,103,756
				44,515,369

	Common stock fund
**	Renasant Corporation	Common Stock	***	21,768,653

	Notes receivables
**	Company Contributions	Company's annual matching and nondiscretionary contribution	***	7,153,516
**	Notes Receivable from Participants	Range of interest rates from 3.25% to 4.25% with maturity dates through 2024	***	1,517,919

	Total assets (held at end of year)			$109,406,466

*	Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940.

**	Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.
**** Investment was classified as a Collective Trust Fund in prior year.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 29, 2015	by:	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm